June 24 2016	TSX-V: HNC

Hard Creek Nickel Corporation Reports Voting Results

Pursuant to Section 11.3 of National Instrument 51-102, the following matters were put to vote at the Annual General Special Meeting of Hard Creek Nickel Corporation (the “Issuer”) held on June 22, 2016:

1.	Number of Directors

By vote of proxy (For: 13,836,310 Shares, Against: 5,171 Shares), the number of directors was set at three.

2.	Election of Directors

By vote of proxy and in person, the following persons were elected as directors of the Issuer until their term of office expires:

	For	Withheld
Lyle Davis	12,443,495	4,500
Mark Jarvis	12,338,338	109,657
Tom Milner	12,443,995	4,000

3.	Appointment and Remuneration of Auditor

By vote of proxy (For: 13,835,710 Shares, Withheld: 5,771 Shares), Dale Matheson Carr-Hilton Labonte LLP was appointed as auditor of the Issuer for the ensuing year and the directors are authorized to set the remuneration.

4.	Financial Statements

By vote of proxy (For 13,834,510 Shares, Against 6,971 Shares), the financial statements of the Company, together with the auditors’ report thereon, for the fiscal year ended December 31, 2015 were received and approved.

5.	Approval of Stock Option Plan

By vote of proxy (For 12,202,415 Shares, Against 245,580 Shares); the approval of the resolutions set out in the Information Circular approving the Stock Option Plan.

Hard Creek Nickel Corporation

“Mark Jarvis”

President and CEO

Neither the TSX Venture Exchange nor its’ Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

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